ENERFLEX LTD.

Mailing List Request Form

TO: NON-REGISTERED SHAREHOLDERS OF ENERFLEX LTD.

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related Management's Discussion and Analysis ("MD&A") by mail or electronic delivery, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related MD&A <u>by mail.</u>

☐ Mark this box if you wish to receive interim financial statements and related MD&A <u>by electronic delivery.</u>

☐ Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report <u>by mail.</u>

☐ Mark this box if you wish to receive annual financial statements and related MD&A contained in the annual report <u>by electronic delivery.</u>

If you choose not to receive this information by mail or electronic delivery, it will still be available to you on SEDAR+ at www.sedarplus.ca and on our website at www.enerflex.com.

As long as you remain a shareholder you will receive a letter like this each year and will be required to renew your request to receive financial statements and related MD&A for the applicable financial year. If you have any questions about this procedure, please contact TSX Trust Company by phone at
1-800-387-0825 or 416-682-3860 or at https://www.tsxtrust.com/investor-services-inquiry-form

PLEASE PRINT

Name: _____

Address: _____

_____

Postal/Zip Code: _____

E-mail Address: _____

Date: _____   Signature: _____

CUSIP: 29269R105 – Common Shares

Please mail a completed form to: TSX Trust Company
Attn: Account Maintenance
301 – 100 Adelaide Street West
Toronto, ON M5H 4H1

Or by fax to: 1-416-361-0470